Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2016 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2016 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1

The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	All of the Directors of the Company attended the Board Meeting.

1.3	The Company’s 2016 first quarter financial report is unaudited.

1.4

Mr. Yang Mingsheng, Chairman of the Company, Mr. Yang Zheng, Vice President in charge of accounting affairs, Mr. Li Mingguang, Chief Actuary and Mr. Zheng Zhiwu, Head of the Accounting Department, confirm that the financial reports in this 2016 first quarter report are true, accurate and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1	Major financial data

(Currency: RMB)

	As at 31 March 2016	As at 31 December 2015	Increase/(decrease) compared to 31 December 2015
Total assets (million)	2,543,697	2,448,315	3.9%
Total equity holders’ equity (million)	314,530	322,492	-2.5%
Ordinary share holders’ equity per share (RMB per share)	10.85	11.13	-2.5%
	For the three months ended 31 March 2016	For the three months ended 31 March 2015	Increase/(decrease) compared to the same period of 2015
Net cash flows from operating activities (million)	354	392	-9.7%
Net cash flows from operating activities per share (RMB per share)	0.01	0.01	-9.7%
	For the three months ended 31 March 2016	For the three months ended 31 March 2015	Increase/(decrease) compared to the same period of 2015
Operating income (million)	219,981	192,620	14.2%
Net profit attributable to equity holders of the Company (million)	5,251	12,271	-57.2%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	5,282	12,309	-57.1%
Earnings per share (basic and diluted) (RMB per share)	0.18	0.43	-57.9%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.18	0.44	-57.8%
Weighted average ROE (%)	1.66	4.19	A decrease of 2.53 percentage points
Weighted average ROE after deducting non-recurring items (%)	1.67	4.20	A decrease of 2.53 percentage points

Note:

When calculating the changing ratios of “Net cash flows from operating activities per share”, “Earnings per share (basic and diluted)” and “Basic earnings per share after deducting non-recurring items”, the tail differences of the basic figures have been taken into account.

As at 31 March 2016, investment assets of the Company were RMB2,370,185 million. For the three months ended 31 March 2016, the net investment yield1 was 5.00%, the gross investment yield2 was 3.69%, the surrender rate was 2.41%, and premiums earned was RMB196,430 million, an increase of 30.7% compared with the corresponding period of 2015.

Non-recurring Items and Amount

RMB million

Non-recurring items	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	7
Government subsidies included in current gains/(losses)	6
Net non-operating income and expenses other than those mentioned above	(56)
Effect of income tax	11
Attributable to non-controlling interest	1
Total	(31)

Note:

As an insurance company, investment (utilization of insurance funds) is one of the major businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

[1]

Net investment income mainly includes interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties, etc.

[2]

Gross investment yield ={[(Investment income – Share of profit of associates and joint ventures + Fair value gains/ (losses) – Impairment losses of investment assets – Business tax and surcharges for investment + Total income from investment properties)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/91}×366

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

The total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 145,004
	Number of H Share shareholders: 30,642
Particulars of the top ten shareholders					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–
HKSCC Nominees Limited	Overseas legal person	25.88%	7,313,590,105	–	–
China Securities Finance Corporation Limited	State-owned legal person	1.97%	556,857,395	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.42%	119,719,900	–	–
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	0.21%	59,651,510	–	–
China National Nuclear Corporation	State-owned legal person	0.07%	20,000,000	–	–
China International Television Corporation	State-owned legal person	0.07%	18,452,300	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.05%	14,872,645	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.04%	12,428,049	–	–
Details of shareholders

1. HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2. Both Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund and Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund have Industrial and Commercial Bank of China Limited as their fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No.53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

2.3	Total number of preference share holders, top ten preference share holders, and the particulars of top ten preference share holders with no selling restrictions as at the end of the reporting period

☐	Applicable ✓ Not applicable

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

✓	Applicable ☐ Not applicable

(1)	Changes in key financial indicators and their reasons

RMB million

Key financial indicators	As at 31 March 2016	As at 31 December 2015	Increase/ (decrease)	Main reasons
Total assets	2,543,697	2,448,315	3.9%	Accumulation of insurance business assets and investment assets
Total liabilities	2,225,343	2,122,101	4.9%	Increase in insurance reserves
Total equity holders’ equity	314,530	322,492	-2.5%	The comprehensive impact of the sales, impairment provisions and the change of fair value gains/(losses) of available-for-sale financial assets.
				RMB million
Key financial indicators	For the three months ended 31 March 2016	For the three months ended 31 March 2015	Increase/ (decrease)	Main reasons
Operating profit	6,101	16,142	-62.2%	Decrease of investment income and the impact of the change of discount rate assumption of reserves of traditional insurance contracts
Net profit attributable to equity holders of the Company	5,251	12,271	-57.2%	Decrease of investment income and the impact of the change of discount rate assumption of reserves of traditional insurance contracts

(2)	Material changes in major accounting items and their reasons

RMB million

Key financial indicators	As at 31 March 2016	As at 31 December 2015	Increase/ (decrease)	Main reasons
Cash fund	108,238	76,265	41.9%	The needs for liquidity management
Financial assets at fair value through profit or loss	201,307	137,982	45.9%	Increase of allocation of bonds for sale
Securities purchased under agreements to resell	35,115	21,503	63.3%	The needs for liquidity management
Securities sold under agreements to repurchase	51,416	31,354	64.0%	The needs for liquidity management
Policyholder deposits	129,873	84,092	54.4%	Increase in the scale of certain investment contracts
				RMB million
Key financial indicators	For the three months ended 31 March 2016	For the three months ended 31 March 2015	Increase/ (decrease)	Main reasons
Premium income	201,648	153,450	31.4%	Increase in the first-year premiums for policies with insurance duration of more than one year
Investment income	25,108	38,386	-34.6%	Decrease in spread income of equity investment
Claims expense	68,397	43,768	56.3%	Increase in maturities payable and annuity
Increase in insurance contracts reserve	69,721	41,819	66.7%	Increase in insurance business
Underwriting and policy acquisition costs	18,004	11,170	61.2%	Increase in underwriting costs for first-year regular premium business resulting from the growth of the Company’s business and the adjustment of its business structure

3.2	Explanation and analysis of significant events and their impacts and solutions

☐	Applicable ✓ Not applicable

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

✓	Applicable ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete, the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

3.4

Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐	Applicable ✓ Not applicable

This announcement is published in both Chinese and English. The Chinese version announcement shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin

Hong Kong, 28 April 2016

4.	Appendix

4.1	Balance sheet as at 31 March 2016 (unaudited)

		RMB million (Unless otherwise stated)
	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
ASSETS	Group	Group	Company	Company

Assets
Cash fund	108,238	76,265	106,634	74,744
Financial assets at fair value through profit or loss	201,307	137,982	199,220	135,725
Securities purchased under agreements to resell	35,115	21,503	34,986	21,461
Interest receivables	49,040	49,259	48,832	49,092
Premiums receivables	20,801	11,913	20,801	11,913
Receivables from reinsurers	33	37	33	37
Unearned premium reserves receivable from reinsurers	103	87	103	87
Claim reserves receivable from reinsurers	47	50	47	50
Reserves for life insurance receivables from reinsurers	112	82	112	82
Reserves for long-term health insurance receivables from reinsurers	1,155	1,164	1,155	1,164
Other receivables	18,573	14,488	11,783	7,615
Loans	210,381	207,267	206,266	203,152
Term deposits	559,983	562,622	558,093	560,807
Available-for-sale financial assets	744,041	770,516	740,384	766,799
Held-to-maturity investments	503,562	504,075	502,964	503,489
Long-term equity investments	47,515	47,175	57,007	56,554
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	1,225	1,237	1,284	1,296
Constructions in progress	7,908	7,565	7,877	7,544
Fixed assets	18,633	19,043	18,116	18,521
Intangible assets	6,158	6,193	5,870	5,900
Other assets	3,422	3,445	3,403	3,428
Separate account assets	12	14	12	14

Total Assets	2,543,697	2,448,315	2,530,635	2,435,127

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.1	Balance sheet as at 31 March 2016 (unaudited) (continued)

		RMB million (Unless otherwise stated)
	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2016	2015	2016	2015
LIABILITIES AND EQUITY	Group	Group	Company	Company

Liabilities
Financial liabilities at fair value through profit or loss	1,013	856	–	–
Securities sold under agreements to repurchase	51,416	31,354	50,743	30,368
Premiums received in advance	2,749	32,266	2,749	32,266
Brokerage and commission payable	4,667	2,598	4,667	2,598
Reinsurance payable	208	196	208	196
Salary and welfare payable	4,377	6,065	3,868	5,406
Taxes payable	6,105	5,858	6,003	5,740
Claims payable	35,320	30,092	35,320	30,092
Policyholder dividends payable	96,074	107,774	96,074	107,774
Other payable	5,616	5,265	5,608	5,173
Policyholder deposits	129,873	84,092	129,873	84,092
Unearned premium reserves	12,923	7,944	12,923	7,944
Claim reserves	8,515	9,268	8,515	9,268
Reserves for life insurance	1,719,751	1,652,763	1,719,751	1,652,763
Reserves for long-term health insurance	49,496	46,010	49,496	46,010
Long-term borrowings	2,555	2,643	–	–
Bonds payable	67,995	67,994	67,995	67,994
Deferred tax liabilities	13,226	16,953	13,254	16,979
Other liabilities	13,452	12,096	10,876	9,542
Separate account liabilities	12	14	12	14

Total liabilities	2,225,343	2,122,101	2,217,935	2,114,219

Equity
Share capital	28,265	28,265	28,265	28,265
Other equity instruments	7,791	7,791	7,791	7,791
Capital reserve	55,001	54,974	54,344	54,317
Accumulated other comprehensive income	16,902	30,142	17,057	30,284
Surplus reserve	53,026	53,026	52,978	52,978
General reserve	25,243	25,239	25,027	25,027
Retained earnings	128,302	123,055	127,238	122,246

Attributable to equity holders of the Company	314,530	322,492	312,700	320,908

Non-controlling interests	3,824	3,722	–	–

Total equity	318,354	326,214	312,700	320,908

Total liabilities and equity	2,543,697	2,448,315	2,530,635	2,435,127

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2016 (unaudited)

		RMB million (Unless otherwise stated)
		For the three months ended		For the three months ended
		31 March		31 March
		2016	2015	2016	2015
		Group	Group	Company	Company

1.	Operating income	219,981	192,620	219,465	191,979
	Premiums earned	196,430	150,310	196,430	150,310
	Premium income	201,648	153,450	201,648	153,450
	Including: Reinsurance premium income	–	1	–	1
	Less: Premiums ceded to reinsurers	(255)	(118)	(255)	(118)
	Change in unearned premium reserves	(4,963)	(3,022)	(4,963)	(3,022)
	Investment income	25,108	38,386	24,915	38,129
	Including: Share of profit of associates and joint ventures	564	589	534	558
	Fair value gains/(losses)	(2,725)	2,899	(2,717)	2,860
	Foreign exchange gains/(losses)	51	153	(27)	30
	Other operating income	1,117	872	864	650

2.	Operating expenses	(213,880)	(176,478)	(213,818)	(176,414)
	Surrenders	(45,548)	(58,680)	(45,548)	(58,680)
	Claims expense	(68,397)	(43,768)	(68,397)	(43,768)
	Less: Claims recoverable from reinsurers	217	98	217	98
	Increase in insurance contracts reserve	(69,721)	(41,819)	(69,721)	(41,819)
	Less: Insurance reserves recoverable from reinsurers	18	–	18	–
	Policyholder dividends resulting from participation in profits	(1,583)	(11,792)	(1,583)	(11,792)
	Business tax and surcharges	(495)	(871)	(463)	(845)
	Underwriting and policy acquisition costs	(18,004)	(11,170)	(18,004)	(11,170)
	Administrative expenses	(6,330)	(5,804)	(6,068)	(5,565)
	Less: Expenses recoverable from reinsurers	22	11	22	11
	Other operating expenses	(3,692)	(2,652)	(3,924)	(2,853)
	Impairment losses	(367)	(31)	(367)	(31)

3.	Operating profit	6,101	16,142	5,647	15,565

	Add: Non-operating income	18	12	15	12
	Less: Non-operating expenses	(61)	(63)	(61)	(63)

4.	Net profit before income tax	6,058	16,091	5,601	15,514

	Less: Income tax expenses	(694)	(3,722)	(609)	(3,644)

5.	Net profit	5,364	12,369	4,992	11,870

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.2	Income statement for the first quarter of 2016 (unaudited) (continued)

		RMB million (Unless otherwise stated)
		For the three months ended 31 March		For the three months ended 31 March
		2016	2015	2016	2015
		Group	Group	Company	Company

6.	Attributable to:
	– equity holders of the Company	5,251	12,271
	– non-controlling interests	113	98

7.	Earnings per share
	Basic earnings per share	RMB0.18	RMB0.43
	Diluted earnings per share	RMB0.18	RMB0.43

8.	Other Comprehensive income	(13,251)	5,720	(13,227)	5,819
	Other comprehensive income attributable to equity holders of the Company (net of tax)	(13,240)	5,711	(13,227)	5,819
	Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(13,240)	5,711	(13,227)	5,819
	Fair value gains/(losses) on available-for-sale financial assets	(21,086)	17,719	(21,051)	17,690
	Less: Amount transferred to net profit from other comprehensive income	812	(7,561)	790	(7,547)
	Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	7,247	(4,458)	7,247	(4,458)
	Share of other comprehensive income of associates and joint ventures under the equity method	(213)	11	(213)	134
	Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	–	–	–	–
	Other comprehensive income attributable to non-controlling interests (net of tax)	(11)	9

9.	Total Comprehensive income	(7,887)	18,089	(8,235)	17,689

	Attributable to equity holders of the Company	(7,989)	17,982
	Attributable to non-controlling interests	102	107

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2016 (unaudited)

			RMB million (Unless otherwise stated)
		For the three months ended		For the three months ended
		31 March		31 March
		2016	2015	2016	2015
		Group	Group	Company	Company
1.	Cash flows from operating activities
	Premiums received	162,362	133,516	162,362	133,516
	Net increase in policyholder Deposits	45,738	4,741	45,738	4,741
	Net cash received from financial liabilities at fair value through profit or loss	140	142	–	–
	Cash received from other operating Activities	1,236	1,002	865	617

	Sub-total of cash inflows from operating activities	209,476	139,401	208,965	138,874

	Cash paid for claims	(108,718)	(98,739)	(108,718)	(98,739)
	Net cash paid for reinsurance business	–	(15)	–	(15)
	Cash paid for brokerage and commission fees	(15,935)	(10,170)	(15,935)	(10,170)
	Cash paid for policyholder dividends	(3,620)	(2,459)	(3,620)	(2,459)
	Cash paid to and for employees	(4,587)	(4,189)	(4,298)	(3,929)
	Net cash paid for financial assets at fair value through profit or loss	(70,150)	(15,155)	(69,797)	(14,949)
	Cash paid for taxes and surcharges	(707)	(3,792)	(547)	(3,691)
	Cash paid for other operating activities	(5,405)	(4,490)	(5,981)	(4,990)

	Sub-total of cash outflows from operating activities	(209,122)	(139,009)	(208,896)	(138,942)

	Net cash flows from operating activities	354	392	69	(68)

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the three months ended 31 March		For the three months ended 31 March
		2016	2015	2016	2015
		Group	Group	Company	Company

2.	Cash flows from investing activities
	Cash received from sales and redemption of investments	176,442	166,394	175,064	165,417
	Cash received from investment income	30,802	24,778	30,339	24,657
	Net cash received from disposals of fixed assets, intangible assets and other long-term assets	99	9	99	9
	Net cash received from securities purchased under agreements to resell	–	9,261	–	9,180
	Net cash received from the disposal of subsidiaries and other business units	–	2,881	–	4,503

	Sub-total of cash inflows from investing activities	207,343	203,323	205,502	203,766

	Cash paid for investments	(179,912)	(181,550)	(178,659)	(180,811)
	Net increase in policy loans	(705)	(170)	(705)	(170)
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(821)	(703)	(794)	(692)
	Net cash paid for securities purchased under agreements to resell	(13,612)	–	(13,525)	–

	Sub-total of cash outflows from investing activities	(195,050)	(182,423)	(193,683)	(181,673)

	Net cash flows from investing activities	12,293	20,900	11,819	22,093

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department

4.3	Cash flow statement for the first quarter of 2016 (unaudited) (continued)

			RMB million (Unless otherwise stated)
		For the three months ended 31 March		For the three months ended 31 March
		2016	2015	2016	2015
		Group	Group	Company	Company

3.	Cash flows from financing activities
	Net cash received from securities sold under agreements to repurchase	20,062	–	20,375	–

	Sub-total of cash inflows from financing activities	20,062	–	20,375	–

	Net cash paid for securities sold under agreements to repurchase	–	(17,026)	–	(16,026)
	Cash paid for dividends and interests	(724)	(454)	(353)	(429)

	Sub-total of cash outflows from financing activities	(724)	(17,480)	(353)	(16,455)

	Net cash flows from financing activities	19,338	(17,480)	20,022	(16,455)

4.	Effect of changes in foreign exchange rate on cash and cash equivalents	(24)	(4)	(18)	(6)

5.	Net increase in cash and cash equivalents	31,961	3,808	31,892	5,564

	Add: Opening balance of cash and cash equivalents	76,096	47,034	74,750	42,984

6.	Closing balance of cash and cash equivalents	108,057	50,842	106,642	48,548

Yang Mingsheng	Yang Zheng	Li Mingguang	Zheng Zhiwu
Chairman	Vice President in	Chief Actuary	Head of
	charge of Accounting Affairs		Accounting Department